SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2002



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	43-1857213
(Commission File Number)	*(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 7. EXHIBITS.

99.1 Press release dated October 24, 2002. *

* filed herewith

ITEM 9. REGULATION FD DISCLOSURE

On October 24, 2002, Charter Communications, Inc. issued a press release relative to a confidential conference call with its credit facility lenders in which preliminary information on third quarter 2002 revenue, cash flow and revenue generating unit growth was discussed. The entirety of the press release appearing in Exhibit 99.1 hereto is not filed but is furnished pursuant to Regulation FD.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this Report may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated" and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Report are set forth in this Report and in reports or documents that we file from time to time with the United States Securities and Exchange Commission or the SEC, and include, but are not limited to: our plans to achieve growth by offering advanced products and services; our anticipated capital expenditures for our upgrades and new equipment and facilities; our ability to fund capital expenditures and any future acquisitions; the effects of governmental regulation on our business; our ability to compete effectively in a highly competitive and changing environment; our ability to obtain programming as needed and at a reasonable price; our ability to continue to do business with existing vendors, particularly high-tech companies that do not have a long operating history; and general business and economic conditions, particularly in light of the uncertainty stemming from the September 11, 2001 terrorist activities in the United States and the armed conflict abroad.

All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no obligation to update any of the forward-looking statements after the date of this Report to conform these statements to actual results or to changes in our expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
registrant

By: /s/ KENT D. KALKWARF
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial
Officer (Principal Financial Officer)

Dated: October 25, 2002

EXHIBIT INDEX

Exhibit
Number   Description

99.1   Press release dated October 24, 2002.



PRESS RELEASE **EXHIBIT 99.1**

NEWS

FOR RELEASE: Thursday, October 24, 2002

Charter Projects Preliminary Third Quarter 2002 Revenue, Cash Flow and RGU Growth

ST. LOUIS – During a confidential conference call with its credit facility lenders today, Charter Communications, Inc. (Nasdaq: CHTR) provided preliminary information on third quarter 2002 revenue, cash flow and revenue generating unit (RGU) growth.

Because some representatives of the news media obtained access to this confidential information from third parties, the Company has determined to release this preliminary information.

Third Quarter Preliminary Revenue, Cash Flow and RGU Highlights

Charter estimated that third quarter revenues increased approximately 12.6% and operating cash flow increased approximately 8.7% compared to 2001 pro forma results. Charter added approximately 215,000 RGUs, consisting of approximately 150,000 digital customers, and approximately 150,000 high-speed data customers, partially offset by the net loss of approximately 85,000 basic customers. Pro forma third quarter 2001 revenues of $1,047 million and operating cash flow of $457 million includes the impact of the acquisitions of systems serving 21,600 customers in April 2002 and certain operating assets of High Speed Access Corporation in February 2002 as if they had occurred as of the third quarter of 2001.

Revenue and operating cash flow growth resulted primarily from increased digital video and high-speed data customers, partially offset by a decline in analog video customers. The decline in analog video customers is primarily due to competition from satellite providers, customer reaction to increased prices in rebuilt markets, and continued implementation of tightened credit policies announced at the beginning of the year. The company remains committed to growing each segment of its business. Charter's high-end services, digital video and high-speed data, are continuing to grow, and the company is improving its overall customer experience, bundling its products and pricing its entry level packages to more effectively compete with satellite providers.

Looking Ahead

Charter management said fourth quarter 2002 guidance, and finalized results from its third quarter 2002, will be provided in its third quarter earnings report on Tuesday, November 5, 2002 prior to market open.

About Charter Communications

Charter Communications, A Wired World Company™, is among the nation's largest broadband communications companies, currently serving some 6.7 million customers in 40 states. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform marketed under the Charter Digital Cable® brand and high-speed Internet access via Charter Pipeline®. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks™ brand. Advertising sales and production services are sold under Charter Media.

# # #

More information about Charter can be found at www.charter.com.

Charter will conduct a conference call to discuss their operating results on Tuesday, November 5, 2002 at 11:00 AM Eastern Time. The call will be available live via webcast at www.charter.com. The call will be available on the "Investor Center" portion of the website, via "About Us." Participants should go to the call link at least 10 minutes prior to the start time to register. The call will be archived on the website.

Statements in this press release regarding Charter Communications' business that are not historical facts may be "forward-looking statements." Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from any such forward-looking statements are identified in the reports and documents Charter files from time to time with the U.S. Securities and Exchange Commission.

CONTACTS:

Media: David Andersen	Equity Analysts: Mary Jo Moehle	High Yield Analysts: Ralph Kelly
314.543.2213	314.543.2397	314.543.2388
dandersen@chartercom.com	mmoehle@chartercom.com	rkelly@chartercom.com